SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. )(1)


                         WESTMARK GROUP HOLDINGS, INC.
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                                (Name of Issuer)


                         COMMON STOCK PAR VALUE $ 0.005
                          3,579,239 SHARES OUTSTANDING
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                         (Title of Class of Securities)


                                    960577401
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                                 (CUSIP Number)


                                 DORI CARPINELLO
                                    PRESIDENT
                       WHITEHALL FINANCIAL SERVICES, INC.
                              644 CYPRESS KEY DRIVE
                            ATLANTIS, FLORIDA 33462
                                 (561) 433-4800
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                   4 MAY 2000
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             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                                (Page 1 of Pages)

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  960577401                      13D                  Page 2 of 5 Pages
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1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

WHITEHALL FINANCIAL SERVICES, INC.
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [x]
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3    SEC USE ONLY

"
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4    SOURCE OF FUNDS*

WORKING CAPITAL - "WC"
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]
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6    CITIZENSHIP OR PLACE OF ORGANIZATION

FLORIDA
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               7    SOLE VOTING POWER

  NUMBER OF
                    757,111
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    -0-
  OWNED BY
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         190,000

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    567,111

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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

757,111

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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [-]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

21.15 %

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14   TYPE OF REPORTING PERSON*

CORPORATION - "CO"

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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 960577401                      13D                   Page 3 of 5 Pages


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Item 1.  Security and Issuer.

THE ISSUER IS:

WESTMARK GROUP HOLDINGS, INC.
8000 N. FEDERAL HIGHWAY
BOCA RATON, FLORIDA 33487

THE SECURITY IS THE COMMON STOCK OF THE ISSUER, PAR VALUE $0.005 PER SHARE, OF WHICH 3,579,253 SHARES ARE OUTSTANDING

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Item 2.  Identity and Background.

     (a) WHITEHALL FINANCIAL SERVICES, INC.

     (b) 644 CYPRESS KEY DRIVE
         ATLANTIS, FLORIDA 33462

     (c) FINANCIAL CONSULTING

     (d) WHITEHALL FINANCIAL SERVICES, INC., OR ANY OF ITS OFFICERS, DIRECTORS OR SHAREHOLDERS HAVE NEVER BEEN CONVICTED IN A CRIMINAL PROCEEDING OF ANY TYPE NOR HAVE THEY BEEN A PARTY TO A CIVIL PROCEEDING OF A JUDICIAL OR ADMINISTRATIVE BODY OF ANY TYPE PERTAINING TO ANY FEDERAL OR STATE SECURITIES LAWS DURING THE LAST FIVE YEARS

     (e) SAME AS (d)

     (f) FLORIDA

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Item 3.  Source and Amount of Funds or Other Consideration.

SOURCE OF FUNDS: WORKING CAPITAL
AMOUNT OF FUNDS: SEE ITEM 7 EXHIBITS, THAT CERTAIN LETTER DATED MAY 4, 2000
                 BY AND BETWEEN WHITEHALL FINANCIAL SERVICES, INC AND CYBER-CARE, INC.

--------------------------------------------------------------------------------
Item 4.  Purpose of Transaction.

     WHITEHALL FINANCIAL SERVICES, INC, A FLORIDA CORPORATION, HAS ACQUIRED THIS OPTION AND PROXY TO EFFECTUATE A POTENTIAL CHANGE IN THE PRESENT BOARD OF DIRECTORS OR MANAGEMENT OF THE ISSUER, INCLUDING ANY PLANS OR PROPOSALS TO CHANGE THE NUMBER OR TERM OF DIRECTORS OR TO FILL ANY EXISTING VACANCIES ON THE BOARD AND ANY OTHER MATTER THAT MAY BE VOTED ON BY SHAREHOLDERS INCLUDING BUT NOT LIMITED TO ANY MERGER, DISPOSITION OR A SALE OF ASSETS OF THE ISSUER.

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Item 5.  Interest in Securities of the Issuer.

     (a) WHITEHALL FINANCIAL SERVICES, INC. OWNED 190,000 SHARES OF THE COMMON STOCK OF THE ISSUER PRIOR TO MAY 4, 2000 AND ACQUIRED AN ADDITONAL 567,111 SHARES OF THE COMMON STOCK OF THE ISSUER PURSUANT TO AN AGREEMENT DATED MAY 4, 2000 ATTACHED HERETO IN ITEM 7

     (b) WHITEHALL FINANCIAL SERVICES,INC. OWNS NO OTHER SERCURITIES OF THE ISSUER AND IS NOT PART OF ANY GROUP

     (c) WHITEHALL FINANCIAL SERVICES,INC. POSSESSES SOLE POWER TO VOTE 757,111 SHARES OF THE ISSUER AND SHARED DISPOSITIVE POWERS OF 567,111 SHARES OF THE ISSUER AND SOLE DISPOSITIVE POWERS OF 190,000 SHARES OF THE ISSUER

     (d) SECURITIES ACQUIRED IN THE LAST SIXTY DAYS:
         DATE: MAY 4, 2000
         AMOUNT: 567,111
         PRICE/SHARE: $ 4.00/SHARE
         TRANSACTION: OPTION AND PROXY AGREEMENT DATED MAY 4, 2000 ATTACHED HERETO IN ITEM 7

CUSIP No. 960577401                    13D                     Page 4 of 5 Pages

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Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

THAT CERTAIN AGREEMENT DATED MAY 4, 2000 BY AND BETWEEN WHITEHALL FINANCIAL SERVICES, INC. AND CYBER-CARE, INC., ATTACHED HERETO IN ITEM 7

--------------------------------------------------------------------------------
Item 7.  Material to be Filed as Exhibits.

THAT CERTAIN AGREEMENT DATED MAY 4, 2000 BY AND BETWEEN WHITEHALL FINANCIAL SERVICES, INC. AND CYBER-CARE, INC.

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
CUSIP No. 960577401                      13D                   Page 5 of 5 Pages

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        MAY 9, 2000
                                        ----------------------------------------
                                        (Date)


                                        /S/ DORI CARPINELLO
                                        ----------------------------------------
                                        (Signature) by its President

                                        WHITEHALL FINANCIAL SERVICES,INC.

                                        ----------------------------------------
                                        (Name/Title)



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

May 4, 2000


Whitehall Financial Services, Inc.
644 Cypress Key Drive
Altantis, FL  33462


Ladies and Gentlemen,

Each of you and us (Cyber-Care, Inc. f/k/a Medical Industries of America, Inc.) is a shareholder of Westmark Group Holdings, Inc., a Delaware corporation ("Westmark"). As of the date hereof, we are recordholder and beneficial owner of Five Hundred Sixty Seven Thousand One Hundred Eleven (567,111) shares of common stock, par value $0.005 per share, of Westmark (collectively, the "Shares"), copies attached as composite exhibits.

Pursuant to our discussions, we hereby agree as follows:

1. Simultaneously with the execution and delivery of this letter, you are paying to us the amount of One Thousand Dollars ($1,000), the receipt and sufficiency of which is acknowledged by us.

2. We hereby grant to you an option to purchase all of the Shares for a purchase price equal to Two Million Two Hundred Sixty Eight Thousand Four Hundred Forty Four Dollars ($2,268, 444.00) (the "Option). The Option may be exercised by you on one (and only one) occasion at any time after May 1, 2001 and before the close of business on June 30, 2001 by the delivery to us of written notice, together with cash or other immediately available funds equal to $2,268,444.00.

3. As soon as practicable, but in no event later than three days after our receipt of the notice and funds contemplated by paragraph 2 above, we shall deliver to you certificates representing the Shares, together with appropriate forms of assignment, separate from certificates, endorsed in blank, with medallion signature guaranties. All Shares delivered by us to you shall be free and clear of all liens, pledges, hypothecations, security interests and encumbrances.

4. For a period of fourteen months, commencing on the date hereof and terminating on June 30, 2001 (unless sooner terminated pursuant to the provisions of paragraph 5 below), we hereby constitute and appoint

         Whitehall Financial Services, Inc. and each of them acting alone, as our true and lawful attorney, agent and proxy, with full power of substitution, to vote all of the Shares for the election of directors of Westmark and for such other matters as mutually agreed by Whitehall and Cyber-Care, Inc.

5. Notwithstanding anything to the contrary set forth herein, at any time after October 31, 2000, we may terminate this letter (including without limitations the Option and the proxy set forth in paragraph 4 above) by the delivery to you of written notice to such effect.

6. The provisions of this letter shall be governed by, and shall be construed and interpreted in accordance with, the laws of the State of Delaware, without giving effect to the conflicts of laws principles thereof.

7. This letter constitutes the entire agreement between us with respect to the subject matter hereof and supercedes all prior agreements, understandings, negotiations and arrangements, both oral and written, between us with respect to such subject matter. This letter may not amended or modified in any manner, except by a written instrument executed by each of us.

8. This letter shall be for the benefit of, and shall be binding upon, each of us and our respective successors and assigns.

9. In accordance with the By-laws of Westmark, thirty percent of the shareholders of Westmark may call for a special meeting of the shareholders for any purpose, including but not limited to, a proposal to remove with cause or without cause one or more directors of Westmark. In the event such a meeting is required, Cyber-Care, Inc. shall execute any document necessary under the By-laws to call such special meeting.

If the foregoing set forth our mutual understanding, please sign a copy of this letter in the space provided below and return it to us together with a check in the amount of One Thousand Dollars ($1,000).

                                   Sincerely,

                                   CYBER-CARE, INC


                                   By: /s/ Paul Pershes
                                   --------------------
                                   Name:  Paul Pershes
                                   Title:  President

Accepted and agreed to as of May 4, 2000.

WHITEHALL FINANCIAL SERVICES, INC.

By: /s/ Dori Carpinello
-----------------------
Name:  Dori Carpinello
Title:  President